

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Jennifer L. Provancher
President and Chief Executive Officer
TEB Bancorp, Inc.
2290 North Mayfair Road
Wauwatosa, WI 53226

>   **Re: TEB Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2021**
>   **Filed on September 23, 2021**
>   **File No. 000-56049**

Dear Ms. Provancher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K Filed on September 23, 2021

ITEM 9A. Controls and Procedures, page 51

1.   Please amend your filing to provide all of the disclosures required by Item 308(a) of Regulation S-K regarding management's assessment of internal control over financial reporting. Please ensure that you address the following:
    •   Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework. Refer to Item 308(a)(2).
    •   Include a definitive statement as to whether or not your internal control over financial reporting is effective at the end of your most recent fiscal year. Refer to Item 308(a)(3).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or Benjamin Phippen, Staff Accountant, at (202) 551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance